April 21, 2006

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Definitive Schedule 14A Proxy Statement for
Jennison Natural Resources Fund, Inc.

Dear Mr. Greene:

We have filed through EDGAR on behalf of Jennison Natural Resources Fund, Inc. (the “Registrant”) in accordance with Rule 14a-6(a) under the Securities and Exchange Act of 1934 definitive proxy materials in connection with a special meeting of shareholders of Registrant scheduled for June 26, 2006 (the “Meeting”). These materials include the Notice of Meeting, the proxy statement and a form of the proxy card.

This letter is intended to respond to your comments on the preliminary proxy statement that we submitted on April 11, 2006. Your comments, and our responses thereto, are set out below.

Comment: You requested we elaborate in the Question and Answer (“Q&A) section, which precedes the Notice of Meeting, regarding the proposal that shareholders are being requested to vote on.

Response:  Additional text has been added that, “If the Proposal is approved by the Fund’s shareholders, the Fund will concentrate its investments in securities of companies in the natural resources group of industries.”

Comment:   You requested detail regarding abstentions and broker non-votes be added in the Q&A under “What if you do not have enough votes to make this decision by the scheduled shareholder meeting date?”

Response:  A cross-reference has been added, “See “Voting Information” for more information regarding circumstances under which the meeting may be adjourned.”

Comment: In the third paragraph under “Voting Information,” you requested disclosure be added that a shareholder may revoke his proxy by attending the Meeting and casting his vote in person.

Response: This disclosure has been added.

Comment:  Under the caption “Specific Recommendation,” there was text in the preliminary filing that read:

“Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund’s assets, it is intended that, if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total asset values will not be considered a violation of such policy.”

You requested this text be modified to indicate that certain restrictions under the Investment Company Act of 1940, such as borrowing, are not tested in this manner.

Response:  The text is not integral to the proxy statement and has been deleted.

Comment:    The proposed fundamental investment restriction was drafted in the preliminary filing as permitting the Fund to reserve the right to concentrate its investments. You requested it be revised whereby the Fund will, as a matter of fundamental investment policy, concentrate its investments.

Response:  Requested change has been made, with further revisions to the proposed fundamental investment restriction so that it conforms to the industry concentration policy of the Jennison Sector Funds, Inc. (Reg. No. 811-03175): Jennison Financial Services Fund, Jennison Health Services Fund, Jennison Technology Fund and Jennison Utility Fund. As revised, Registrant’s proposed fundamental investment restriction reads as follows:

“The Fund may not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the Fund’s total assets (determined at the time of investment) would be invested in any one industry; provided, however, that the Fund will concentrate its investments (i.e., will invest at least 25% of its assets under normal circumstances) in securities of companies in the natural resources group of industries.”

Comment:   In the section captioned, “Removing Industry Concentration Limitation,” you requested disclosure be added that the Fund would give 60 days’ advance notice to shareholders if the Fund were to change the industry classification categories on which it relies in determining industry concentration.

Response:  The Fund respectfully declines to make this change as not being required by Rule 35d-1 under the Investment Company Act of 1940.

We understand that effectiveness of this filing does not prevent the Commission from taking action on the filing, and does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert the fact of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We appreciate your attention to this filing. I may be reached at (973) 367-1495 with any questions.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel